EXHIBIT 99.1

Endeavour Silver Continues to Intersect High-Grade Gold-Silver Mineralization at Guanacevi, Durango, Mexico

VANCOUVER, British Columbia, Nov. 12, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling continues to intersect high-grade gold-silver mineralization in the Santa Cruz vein on the El Curso property at the Guanacevi mine in Durango, Mexico. Drilling was suspended for four months, April through July, due to the COVID-19 pandemic. A total of 11 holes were drilled since the end of July, 8 of which hit high grades over mineable widths (view longitudinal section here).

Drilling highlights of the 11 core holes include the following intersections:

  2,307 gpt silver and 3.15 grams per tonne (gpt) gold over 3.2 metres (m) true width in hole UCM-29 (2,559 gpt or 74.6 oz per ton (opT) silver equivalents (AgEq) over 10.5 feet (ft) using an 80:1 silver:gold ratio)
  1,409 gpt silver and 3.13 gpt gold over 3.1 m true width in hole UCM-30 (1,659 gpt or 48.4 opT AgEq over 10.2 ft)
  381 gpt silver and 0.65 gpt gold over a 11.5 m true width in hole UCM-36 (433 gpt or 12.6 opT AgEq over 37.7 ft)

Drill holes UCM-29 to 38 continue to delineate the northwest extension of the original P4 orebody onto the El Curso property, part of the Guanacevi mine complex. This P4 extension on the El Curso property now measures 600 m long by 400 m deep, still open along strike and at depth. Endeavour is currently mining El Curso as well as the Milache and SCS orebodies.   Drilling in Q4, 2020 will focus on filling the gap to the west toward the Milache orebody.

Drilling results are summarized in the following table:

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-20	Santa Cruz	309.00	3.3	1.88	763	913
	Including	312.85	0.4	4.85	1,673	2,061
UCM-29	Santa Cruz	263.00	3.2	3.15	2,307	2,559
	Including	264.20	0.6	5.17	5,002	5,415
UCM-30	Santa Cruz	300.80	3.1	3.13	1,409	1,659
	Including	305.55	0.3	13.35	5,454	6,522
UCM-31	Santa Cruz	179.50	1.0	0.70	172	228
	Including	179.50	0.3	0.88	274	344
UCM-33	Santa Cruz	261.00	2.6	1.14	516	607
	Including	266.75	0.4	4.81	1,953	2,338
UCM-34	Santa Cruz	240.50	5.4	0.60	336	383
	Including	250.00	0.4	2.32	1,244	1,429
UCM-36	Santa Cruz	239.25	11.5	0.65	381	433
	Including	256.30	0.2	5.78	3,789	4,252
UCM-37	Santa Cruz	203.90	4.1	1.24	653	752
	Including	208.35	0.3	2.38	1,601	1,792

Silver equivalents are calculated at a ratio of 80:1 silver: gold. All widths are estimated true widths.

Qualified Person and QA/ QC - Godfrey Walton, M.Sc ., P.Geo ., Endeavour President, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.